Exhibit 23.3

Consent of Independent Actuary

The Tillinghast business of Towers, Perrin, Forster & Crosby, Inc. consents to the incorporation by reference in Amendment No. 1 to the registration statement on Form S-8 of Employers Holdings, Inc. (the "Company") of the (i) references to it (as the "Consulting Actuary") in relation to the actuarial services described, (ii) reference to it under the caption "Experts" and (iii) use of the opinion of Robert F. Conger, a consulting actuary associated with the Tillinghast business of Towers, Perrin, Forster & Crosby, Inc., dated October 26, 2006, in each case, in the Registration Statement (Form S-1) (File No. 333- 139092) and related Prospectus, filed with the Securities and Exchange Commission, of the Company for the registration of shares of its common stock.

The Tillinghast business of Towers, Perrin, Forster & Crosby, Inc.

March 29, 2007

/s/ Robert F. Conger